Filed by AcelRx Pharmaceuticals, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

 Subject Company: Tetraphase Pharmaceuticals, Inc.

Registration Statement Number: 333-237584

Event Name:   AcelRx Pharmaceuticals First Quarter 2020 Financial Results

Event Date:   May 11, 2020, 4:30 PM ET

Officers and Speakers

Raffi Asadorian; AcelRx Pharmaceuticals; Chief Financial Officer

Vincent J. Angotti; AcelRx Pharmaceuticals; Chief Executive Officer

Pamela P. Palmer; AcelRx Pharmaceuticals; Chief Medical Officer and Co-Founder

Christian Tvetenstrand; Wilson Medical Center; Chairman of Surgery and Director of Trauma

Analysts

Brandon Folkes; Cantor Fitzgerald

Edward Marks; Ladenburg Thalmann

Thomas Yip; H.C. Wainwright

Presentation

Operator: Welcome to the AcelRx First Quarter 2020 Conference Call. This call is being webcast live on the Events page of the Investors section of AcelRx's website at acelrx.com. This call is the property of AcelRx, and any recording, reproduction or transmission of this call without the express written consent of AcelRx is strictly prohibited. As a reminder, today's call is being recorded.

(Operator Instructions)

You may listen to a webcast replay of this call by going to the Investors section of AcelRx's website.

I would now like to turn the conference over to Raffi Asadorian, AcelRx Chief Financial Officer.

Raffi Asadorian: Thank you for joining us this afternoon. Earlier today, we announced our previously previewed first quarter 2020 financial results in a press release. This press release and the slide presentation accompanying this call are available in the Investors section of our website.

With me today are Vince Angotti, our Chief Executive Officer; and Dr. Pam Palmer, our Chief Medical Officer. Also on the call with us today is Dr. Christian Tvetenstrand, who is the Chairman of Surgery and Director of Trauma at Wilson Medical Center, a United Health Services hospital, who will share his experience with DSUVIA.

Before we begin, I'll remind listeners that during this call we will make forward-looking statements within the meaning of the federal securities laws. These forward-looking statements involve risks and uncertainties regarding the operations and future results of AcelRx. Please refer to our press releases, in addition to the company's periodic, current and annual reports filed with the Securities and Exchange Commission, for a discussion of the risks associated with such forward-looking statements.

I'll now turn the call over to Vince.

Vincent J. Angotti: Thank you, Raffi, and good afternoon, everyone. I sincerely hope you and your families are safe and well during these challenging times. We appreciate you joining our call today.

I'd like to begin today's call by briefly addressing our planned acquisition of Tetraphase. We're aware that Tetraphase recently disclosed that they received and are reviewing a competing acquisition proposal from La Jolla Pharmaceutical Company. It's important to note that at this time, the Tetraphase board continues to recommend that their shareholders support the acquisition by AcelRx. We commented a bit further on the La Jolla proposal in our earnings press release.

Now, should Tetraphase notify us that the Tetraphase board intends to consider making a change in the recommendation in favor of our transaction, which as of today's closing stock price values the upfront consideration at approximately $23.6 million, AcelRx would have a specified period of time to respond before Tetraphase could take such action. Further, AcelRx and Tetraphase remain fully committed to the co-promotion agreement, under which both companies' commercial teams have been fully trained on each other's products, and promotion to, and education of our respective customers has begun.

It is important to remember that regardless of whether the Tetraphase board ultimately chooses to accept an offer other than the AcelRx transaction, the co-promotion agreement between our two companies would remain in place, safeguarded by significant financial obligations. We'll provide additional updates to our shareholders regarding Tetraphase at the appropriate time.

Now, turning to our business. We recently achieved one of our key objectives, which was the Milestone C approval with the Department of Defense. I'll provide details on the significance of this; I'll also update you on the impacts of COVID on our commercial team and the commercial team with Tetraphase under the co-promotion agreement. Dr. Palmer will preview some early findings on DSUVIA real-world experience, and then you will hear from Dr. Christian Tvetenstrand, a prominent surgeon and Chair of Surgery and Director of Trauma at a New York hospital where he's been collecting data on DSUVIA-treated patients. Raffi will then provide an update on our financial results and the key metrics of which were preannounced a couple weeks ago.

So let's begin. We were excited to announce at the end of April that DSUVIA achieved Milestone C approval, which validates DSUVIA's key role in modernizing the treatment of acute pain within the military. What this means in practice is that DSUVIA is now approved for use in all of the U.S. Army sets, kits and outfits, or SKOs. The approval for all SKOs was the high case in our internal projections, so this is great news and more than we had expected.

We're working with the military project team on getting a better understanding of the timing and the size of the initial orders for DSUVIA. We're currently forecasting some preliminary orders in the Q2/Q3 time frame but believe larger orders will begin in the Q4 time frame when the federal government's new fiscal year begins. At this point, we expect that initial stocking orders for the U.S. Army SKOs alone will approximate $30 million over the next three years based on the timing of troop deployment schedules.

Needless to say, we're proud to receive this approval, which is the result of our long-term collaboration with the Department of Defense. This approval gives us a very strong foundation on which to build and we expect it will open doors to other branches of the military and will serve as a validation signal to additional areas of the federal and state governments and agencies, as well as further adoption by U.S. military treatment facilities. Specifically, we expect the next step with the Department of Defense will be DSUVIA's inclusion on the Joint Deployment Formulary, which we believe will occur later this year. We will provide more information as it becomes available, but suffice it to say, we're thrilled with this achievement.

As previously communicated in April, in response to the COVID-19 pandemic, hospitals and ambulatory surgical centers have restricted in-person meetings with pharmaceutical company personnel. Accordingly, year-end 2020 REMS-certified facilities and formulary approvals goals will be reevaluated once COVID-19 restrictions are lifted and there is greater visibility into healthcare facility access.

To give it a bit more color, prior to the impacts of the COVID-19 pandemic, we were on pace to exceed our formulary approvals and REMS-certified facilities goals for 2020. As of April 30, following the initial impact of COVID-19, our number of formulary approvals and REMS-certified facilities was 223 and 221, respectively.

While states are beginning to open up in-person access, we have also initiated virtual meetings. We believe that achievement of our original year-end 2020 goals for access metrics will be delayed by approximately one quarter; however, we'll provide a better estimate and new guidance once more visibility is available. As a reminder, the combined AcelRx and Tetraphase teams are currently cross-trained and promotion efforts under our co-promotion agreement are under way.

As we've said before, the acceptance of DSUVIA onto formularies and eventual adoption into protocols is a process, but based on the real-world results from healthcare practitioners using DSUVIA, we remain confident DSUVIA will become a key treatment for the management of acute pain in medically supervised settings. Changing a standard of care takes time, but we believe healthcare practitioners and professionals are beginning to witness DSUVIA's transformation of the acute pain management space.

Dr. Palmer will now elaborate more on how DSUVIA is being used in real-world settings.

Pamela P. Palmer: Thank you, Vince. We continue to hear feedback about how healthcare practitioners are using DSUVIA and its benefits to patients, clinicians and healthcare settings. Physicians are now gathering and analyzing real-world data supporting the advantages of DSUVIA, and they report that the most important aspect of DSUVIA continues to be its unique pharmacokinetic profile. This profile provides a rapid onset of action, extended analgesic duration and lack of cognitive impairment, which clinicians attribute to its dampened peak plasma concentrations and high therapeutic index. The therapeutic index is a measure of safety of a drug and is conducted in animal models.

Practically speaking, based on the data gathered by two hospitals, some important findings have been observed in DSUVIA-treated patients: first, a substantial decrease in the time the patient is required to be in the post anesthesia care unit, or PACU; and second, a dramatic decrease in IV opioid requirements in the PACU. We expect the studies to be published in full in the coming months.

This is truly informative data showcasing DSUVIA in the perioperative setting. Once these critical findings are published, they can be used to educate physicians, hospital administrators, directors of pharmacy and other stakeholders.

On previous calls, a plastic surgeon, an anesthesiologist and a director of pharmacy have discussed their DSUVIA experience. We thought sharing the perspective of a general surgeon who has substantial experience with DSUVIA and will be the lead author in one of these soon-to-be published studies would be useful to the investment community. I am very pleased today to introduce to you Dr. Christian Tvetenstrand, a general surgeon who specializes in bariatric, colorectal and trauma surgery, as well as surgical critical care. He provides patient care at Wilson Medical Center, a United Health Services hospital in New York, where he is the Chairman of Surgery and Director of Trauma. Dr. Tvetenstrand began administering DSUVIA to his surgical patient population in February and more recently has expanded his use of DSUVIA to his trauma patients, most notably those who are elderly.

Before Dr. Tvetenstrand discusses his observations with using DSUVIA in his surgical and trauma patients, I will cover some safety information about DSUVIA. The following information is intended for investors, not healthcare professionals or patients. DSUVIA is a Schedule II controlled substance that may only be dispensed to adult patients in a certified, medically supervised healthcare setting for the management of acute pain severe enough to require an opioid analgesic and for which alternative treatments are inadequate. Risks include life-threatening respiratory depression, addiction, abuse, misuse, cytochrome P450 3A4 interaction, and risk from associated use with benzodiazepines or other central nervous system depressants. The most commonly reported adverse reactions are nausea, headache, vomiting, dizziness and hypotension. Insufficient data are available on the use of DSUVIA in patients with severe liver or kidney impairment. DSUVIA should be used with caution in such patients due to the importance of these organs in the metabolism and excretion of sufentanil.

AcelRx ensures proper use of DSUVIA via physician education and the DSUVIA Risk Evaluation and Mitigation Strategies, or REMS, program. DSUVIA is only available to facilities that are part of the DSUVIA REMS program. Facilities that administer DSUVIA must be able to manage acute opioid overdose, train relevant staff on DSUVIA and implement policies and procedures to ensure the appropriate administration of DSUVIA. Full safety information and the black box warning for DSUVIA can be found at DSUVIA.com.

Now I would like to hand the call over to Dr. Tvetenstrand to share his patients' and hospital's experience with DSUVIA in managing their acute pain.

Christian Tvetenstrand: Thank you, Dr. Palmer. Hello, all. I'm Dr. Christian D. Tvetenstrand and I'm excited to tell you about our experience with DSUVIA at our hospital. Of note, I'm not being compensated for my time to speak with you today; however, previously, I have been compensated for attending an advisory board meeting with AcelRx.

I was initially interested in trialing DSUVIA in my surgical patients after learning of the pharmacokinetics of the drug. I often operate on obese patients, elderly patients and patients with multiple comorbidities, all of whom are at higher risk for side effects and complications postoperatively. While we all utilize multimodal analgesia regimens to enhance our patients' pain relief and outcomes, and we know that after major surgery, this regimen is going to include opioids. To optimize the opioid analgesia for these at-risk patients, I was especially interested in DSUVIA for its low and steady plasma concentration and extended duration of action.

When we use IV opioids, especially fentanyl, we are often finding that we have to continually redose the patient in the PACU due to the short duration of action. The rapid highs and lows of the plasma concentrations following each IV fentanyl injection is not ideal for these patients, as they can quickly become confused and oversedated, and then the drug levels rapidly fall off, and then we have breakthrough pain.

Also important in my initial decision to utilize DSUVIA in these higher-risk patients was the AcelRx clinical trial data, which showed no cognitive impairment using the six-item screener, a validated research tool, and the fact that DSUVIA has no active metabolites, very important. Renal impairment, quite common after surgery in elderly patients with comorbidities, can significantly increase the level of active metabolites in the blood with opioids such as morphine or Dilaudid. These metabolites can quickly build up to levels that can cause central nervous system effects.

As mentioned, since February, I have dosed over 100 patients with DSUVIA. For my surgical patients, I dose a single DSUVIA preoperatively, approximately 20 minutes prior to bringing them back to the operating room. We have initially focused our use of DSUVIA in outpatient surgeries, since it's critically important to maintain clear headedness in these patients so we can facilitate a rapid discharge to home. Patients with postop confusion or side effects such as nausea and vomiting can significantly delay time to discharge and can seriously impact our surgical patient flow. Most notably, the elderly can have severe postoperative delirium with many medications utilized in the perioperative setting, including opioids.

The first day I dosed DSUVIA in my hospital, I trialed it in four patients undergoing abdominal surgery. These cases typically take an hour or so, depending on their complexity. The nurses in the PACU, as well as the anesthesiologists, were hesitant to believe that a single dose of DSUVIA would be all that the patient would need for opioid analgesia. To say the results have been quite shocking to some is not an overstatement. Minimal to no other IV opioids are required during the operative case. Normally we would have been delivering multiple doses of fentanyl during and immediately after the case. In the PACU, patients are waking up alert, oriented and comfortable. Only a few patients have required a second dose of DSUVIA, even after lengthy surgeries, so the analgesic lasts an extended period of time, as you would expect from a review of the pharmacokinetics. Our overall use of opioids has decreased in these patients and has freed up the nurses in the PACU to focus more on clinical care of the patient and moving them towards discharge instead of having to administer more IV opioids, which we find further extends their stay.

We have been collecting time-to-discharge data on all our DSUVIA patients, and there is a dramatic reduction in the time needed for the patients to be ready for discharge compared to our historical controls. We have not seen respiratory depression and we have seen very minimal nausea and no vomiting. It has really been a game-changer for us. We are currently in the process of fully analyzing the data for publication, as I believe that other surgeons will be quite interested in learning about a new way to treat acute moderate-to-severe pain in the perioperative setting while potentially minimizing side effects, reducing overall opioid dosing and decreasing discharge time.

My second area of interest for DSUVIA was for the use in the elderly patients. For years I have observed the elderly, with multiple comorbidities, can decline quite rapidly after an acute traumatic event. These patients are initially admitted, typically through the emergency department, and many times we see them in the winter after slips on a sidewalk with a myriad of fractures, hip, femur, arm fractures and other types of injuries. In some cases, these patients are never discharged back to home and are relegated to a skilled nursing facility.

Treatment of severe pain can often require repeated doses of opioids, and as mentioned before, most commonly used opioids have active metabolites that can build up over time, especially when renal function is diminished, which is a common finding in the elderly. This results in mental clouding, confusion, delirium, which can impair mobility, often leading to extended rehabilitation stays. I felt that if we could utilize DSUVIA early on in the treatment of these patients, we could avoid this downward spiral.

My first night using DSUVIA in the emergency department of our hospital was an eye-opener for me. I distinctly remember the first two patients. One was a 93-year-old gentleman who had broken his hip and had been dosed with DSUVIA. After I went back to check on him, he was comfortable, he was awake, reading the newspaper and doing the crossword puzzle. That is not something you see every day. The second patient, an elderly woman; she, too, had fallen and broken her hip, and she was initially dosed with IV Dilaudid, which is a common treatment, and the patient was quite confused after the dosing and disoriented, and her family was quite concerned. I let the Dilaudid wear off for a few hours and then I dosed DSUVIA, and lo and behold, her pain was quite controlled and she was lucid, and her family was quite relieved. These are just two examples of what I have now observed time and time again with the elderly trauma patients.

Overall, not only am I impressed with the efficacy and safety of DSUVIA, but I feel that DSUVIA has simplified the treatment of acute moderate-to-severe pain in my surgical and acute trauma patients. Our nurses and anesthesiologists have also recognized the difference. It doesn't matter whether the patient has an IV or not, whether they are old or young, obese or frail, have renal impairment or not, it is always the same dose under the tongue, that being 30 micrograms. While we can redose after an hour, it has rarely been necessary, and given all the benefits we have observed, the product more than pays for itself.

I'm looking forward to expanding our use of DSUVIA in our inpatient surgical population at the Wilson Medical Center, as well as expanding our use in the emergency department. I hope to have DSUVIA added to the formulary at other hospitals where I operate. I am very excited to publish our patient data, as it is important to share our experience and knowledge of DSUVIA to benefit other patients, healthcare providers and hospital systems.

Thank you for your kind attention.

Vincent J. Angotti: Thank you, Dr. Tvetenstrand, for sharing your experience, and I hope those remarks provided some perspective on yet another real-world application of DSUVIA. Dr. Tvetenstrand will be available during the Q&A portion of today's call to answer any of your additional questions.

Now I'd like to hand the call over to Raffi to take you through the financials.

Raffi Asadorian: Thanks, Vince. We continue to remain prudent with our cash as we launch DSUVIA. We ended the first quarter with $52.7 million in cash and short-term investments, which represents a change of $13.4 million from year-end 2019.

Our net cash outflow for the quarter was driven mainly by our $13.6 million of cash operating expenses, or combined R&D and SG&A expenses excluding stock-based compensation, or $14.7 million including stock comp.

The operating expenses in the quarter included approximately $1.8 million of nonrecurring Tetraphase transaction-related expenses. This compared to $10.3 million of cash operating expenses in the first quarter of 2019, or $11.4 million including stock-based compensation, the increase of which was mainly driven by commercial costs related to the launch of DSUVIA.

We continue to focus on investing in the areas that will have the most positive impact on the launch and remain prudent in our overall cash spend.

Revenues for the first quarter 2020 were $0.4 million, compared to $0.3 million in the first quarter of 2019. We continued our focus on facilitating healthcare institutions' access to DSUVIA, which were slowed beginning in March, as Vince noted. DSUVIA sales have also been impacted by the postponement of elective surgeries across the country. Once elective surgeries restart, with the increased backlog of surgeries, we believe DSUVIA is well-placed to capture increased volumes as efficiency becomes even more important in the PACU.

Finally, with regard to our sales expectations with the Department of Defense, we remain in close discussions with our project team to better understand order size and timing for the year and the coming years. And as Vince mentioned, our expectations for initial stocking orders for the U.S. Army SKOs alone will approximate $30 million over the next three years, based on the timing of troop deployment schedules. And then on top of that, we could see additional orders from the army, other branches of the military and also other federal and state agencies as they see the military's approval and use of DSUVIA.

Our high-volume packaging line that is expected to be installed and operational at our contract manufacturer later this year has been somewhat delayed due to travel restrictions from COVID. We expect these restrictions to be eased later this year, paving the way for final acceptance of the equipment, which will significantly reduce our cost of production once commercial production is running on this line. To meet the timing of volume demands from the DoD as well as commercial customers, we are evaluating alternatives to accelerate final acceptance tests from the equipment manufacturer.

Our 2020 quarterly cash operating expenses for the rest of the year, excluding impact from the Tetraphase acquisition, are expected to range from $9 million to $9.5 million, which excludes stock-based compensation, or $10 million to $11 million including stock-based compensation. We expect to provide updated guidance following consummation of the acquisition.

Finally, we remain in discussions with our potential out-licensing partner for DZUVEO in Europe and hope to have more to report here in the coming months.

We are also in discussions with potential U.S. collaboration partners around marketing and distributing DSUVIA to noncore customer specialties such as oral and plastic surgery in the U.S. In addition, we've continued our business development focus and are in active discussions on in-licensing assets that are complementary to our existing portfolio with potential to add significant value to the business.

Finally, we are still evaluating the timing of our Zalviso NDA resubmission, which we delayed pending further guidance from the FDA regarding a potential new opioid product approval framework.

We hope to have more details on these opportunities in the near future. With that, let me turn the call back over to Vince.

Vincent J. Angotti: Thanks, Raffi. So to summarize, we continue to strongly believe in DSUVIA's benefits and long-term success in the market, as well as its ability to change the standard of care for acute pain management in medically supervised settings. We were only three quarters into the launch of DSUVIA with our full sales team before COVID-19 hit; at that point, we were exceeding our access metrics, so we expect that trend to continue once restrictions are lifted. As you've heard, the early feedback from the healthcare practitioners dosing DSUVIA is positive, and we look forward to the publications about the data showcasing DSUVIA in the perioperative setting.

Finally, we're excited to receive Milestone C approval, paving the path for DSUVIA to support modernizing acute pain management within the military. This DoD revenue stream will provide a foundation for our business and is a catalyst as we continue to launch into hospitals and ambulatory surgery centers.

Before going to Q&A, I'd just like to note that we won't be commenting further on La Jolla's bid for Tetraphase beyond what we have said in our release, so we ask you to limit your questions to our first quarter results and other business updates.

I'd now like to open the line for any questions you might have. Operator?

Questions & Answers

Operator: (Operator Instructions)

The first question comes from Brandon Folkes of Cantor Fitzgerald.

Brandon Folkes: Thanks for taking my questions. Congratulations on all the progress during the quarter. Could you perhaps just elaborate where in the hospital you are seeing use for DSUVIA? Perhaps even what type of surgeries you're seeing it being used for? And then on the flipside of that, where do you see opportunities within the hospital or ASC, and what type of surgeries do you think, in those settings, are best suited for DSUVIA? Thank you.

Pamela P. Palmer: Sure. Well, I can tell you, and I'll have Dr. Tvetenstrand add on his comments afterward, but the wonderful thing about opioids is that they really treat all types of pain well, whether it's a bony orthopedic pain, soft tissue pain, even nerve injury pain; all responds well to opioid medication. So there really isn't a limit to the type of surgery that you can utilize with DSUVIA. But Dr. Tvetenstrand, would you like to further talk about your experience?

Christian Tvetenstrand: Oh, yes, absolutely. I'm an advanced laparoscopic surgeon, minimally invasive surgery. A lot of our procedures are same-day operations, so we do a lot of laparoscopic cholecystectomies, laparoscopic hernias. These are the most common procedures in the United States. And this is where we principally started the -- I started looking at these patients and noted the results that we discussed.

But other areas I was able to use it in patients with significant comorbidities, patients that I thought might have to go to the ICU after the surgery for ventilatory care with severe COPD, emphysema, if you will, and I was stunned, absolutely stunned, with the cases that I did with these types of patients, that they woke up so cleanly, comfortably, without any respiratory depression. I was able to keep that patient out of the ICU and she had a comfortable experience in the hospital and went home much quicker than I would have anticipated otherwise.

So as Dr. Palmer said, there's many areas in the hospital and there's -- our orthopedists are chomping at the bit to start using this drug with their cases, and a lot of their cases are same-day procedures as well, and they want to clear these patients out of the PACU as quickly as possible. So -- and then, of course, the emergency department is a whole plethora of areas where pain needs to be treated.

Vincent J. Angotti: Thanks, Dr. Tvetenstrand. Brandon, I hope that helped, and just to add some additional color to Dr. Tvetenstrand, in general, the early adoption of it throughout the United States we're seeing relative to hospitals is the same-day or outpatient surgeries, which is mimicked, often, in the ASCs based off various surgeries they're doing, which are typically an hour to two hours, and they're looking for, obviously, same-day discharge and efficiency matters so they can keep their patient flow moving.

Brandon, I hope that answered your question.

Brandon Folkes: It did, very well. Thank you very much, and congratulations on all the progress, again.

Vincent J. Angotti: Thanks. Thanks, Dr. Tvetenstrand.

Operator: The next question comes from Michael Higgins of Ladenburg Thalmann.

Edward Marks: This is Edward Marks on for Michael. I appreciate you guys taking the questions. So in regard to the military advancements that you were talking about, I'm just wondering what other branches are you looking to approve and order DSUVIA? And when might we see some of those further movements from those branches? And then, kind of relatedly, we believe that through NATO, the U.S. military has a reciprocal ordering relationship for something like medical equipment; just wondering, when might some of the other countries or organizations like NATO begin to maybe use DSUVIA?

Vincent J. Angotti: Yes, thanks, Edward, for the question. So I'll just add a little bit of color to that. So the positive [out] from the Milestone C really signals the completion of the project and its transition to implementation. I think relative to your question, this transition now allows for DSUVIA to be added to the Joint Deployment Formulary, so we expect that over the next few months. So not only will the U.S. Army include DSUVIA in their SKOs as initial orders, but other branches of the government will be able to add DSUVIA into their medical kits for deploying troops as well. We haven't accounted for that in the estimates we've provided to you.

And those two events, the Milestone C approval and the addition of the JDF, will serve, we believe, as validation signals to other state and federal agencies. Example you might consider is the FBI, U.S. Marshals, U.S. Border Patrol, et cetera. So we think the other branches will happen post-deployment formulary, which we expect to happen in the next two to three months.

Relative to NATO and reciprocal ordering, we've been really focused on the U.S. and getting through the Milestone C approval and supporting them, but we do believe that that will be an opportunity moving forward as well; to quantify that, we haven't generated those estimates yet, but that is certainly an opportunity moving forward, and good catch.

Edward Marks: Excellent, that's great to hear. And then when you talk about those estimates, particularly with the $30 million, just wondering if some of the assumptions around, maybe, a ramp occurring over this year and through the next three years, something like $3 million to $5 million in the second half of this year, maybe $10 million in '21 and the rest of the balance in '22 -- does that sound accurate?

Raffi Asadorian: Yes, but it's -- this is Raffi. So we need to wait to get those estimates from the military because it's based on, obviously, confidential information on the joint -- on the deployment schedules. So that $30 million, just keep in mind, is also -- those are initial stocking orders. That is not from use or anything. So that is just to have initial pack-outs. On top of that would be the actual use, to replenish, and again, that's just for the army SKOs. But we need to wait to get the actual how much is that going to be, split evenly per year, or is it going to be frontloaded? We don't have that information yet because it's on deployment schedules that we're not privy to.

Vincent J. Angotti: I think, in the meantime, just to add a little additional color, as Raffi mentioned, repeat ordering is not considered in that. That will depend on the medics' use, it'll depend on if there's a conflict area, the amount of use, et cetera. You should know that in the short term, there's planned training for medics at the army schoolhouse that'll be done by the military, happening in the very near future, and our AcelRx federal accounts team will be facilitating training for the brigade and battalion surgeons and field hospital personnel as well. So there's a lot of activity around the product throughout the army.

Raffi Asadorian: Yes. Just to add, this was -- so this is going into all army SKOs, which was our high case, right? This was not in our base case. And that was very pleasing to see, that they're putting it into all of their sets, kits and their outfits.

Edward Marks: Excellent, that’s good to hear. And that’s all from me. Thanks, you guys.

Operator: The next question comes from Ed Arce of H.C. Wainwright.

Thomas Yip: This is Thomas Yip asking a couple of questions for Ed. First, congratulations on your progress with DSUVIA so far this year, and also great to hear more of DSUVIA's real-life use today. First question about DSUVIA's potential military stocking order: Should we expect a formal contract with a very clearly outlined stocking schedule, or are they purchase as needed? And how does the JDF expected later this year have any potential impact on that?

Vincent J. Angotti: Yes. So as they've communicated to us, it'll be dependent on the deployment schedules, where they will preorder, dependent on those deployment schedules, and then pack out the medic kits as those troops are deployed. As it relates to that schedule, we have not gotten the final details of it; just kind of the overall over the next three years, and that it's fairly significant just for the initial orders.

What was the second part of that question, Thomas? Joint deployment formulary?

Thomas Yip: You also mentioned -- yes. Yes, that's right. So that's the -- how does the JDF change that ordering expectation?

Vincent J. Angotti: Yes. So the JDF is part of the process following the Milestone C, so we expect that to happen in the next two to three months. And what that then allows is for -- they're not called SKOs in the balance of the military branches, whether it be coast guard, navy or air force. We'll just consider them pack-outs for their medics. But it opens up the additional three branches, which will add significant volume, we believe, to that moving forward.

Raffi Asadorian: And again, those are -- there's two parts to it. There's the actual stocking orders into all the sets, kits and outfits. Then there's the use of DSUVIA, ongoing use of DSUVIA, now that it's been approved.

Thomas Yip: Okay, thank you for clarifying. And then my second question regarding to the ongoing REMS certification and formulary review, as you mentioned, due to COVID-19, that has been on hold for now; is there any chance of switching to a virtual-based channel on both fronts?

Vincent J. Angotti: Yes, absolutely. So we're already starting to see some of the regulations ease as it relates to access for face to face, but we shifted very early to virtual with our key customers pending their availability and what was happening with COVID in their respective geographies, making them available or not for those calls. But there's been a solid reception to that. Just as an example, during the last month we had three originally scheduled face-to-face advisory boards; they were all executed with full attendance and engagement in a virtual manner, so it was a swift shift from in-person face-to-face to virtual meetings. And I can tell you, not only was it efficient in cost, but the engagement was extremely high.

We're just beginning our other virtual tactics now beyond the sales team; for instance, virtual speaker programs are starting this week. That can be national in nature, from a webinar perspective. And we're also exploring the use of call centers moving forward in addition to our sales representatives in their communications with these customers.

So we are active in the virtual space, have already converted some of those planned meetings to the virtual space with very strong results and looking to really create that as part of the norm moving forward.

Thomas Yip: Yes, that sounds good. And then perhaps switching gears to not necessarily for the merger but for the co-promote effort between DSUVIA and XERAVA, can you outline some early efforts in that co-promote?

Vincent J. Angotti: Yes. And it is early. I'll highlight, just to give you a background on the timing. So when we announced the merger agreement, I think it was now about five weeks ago. During that course of the week we restructured our teams, and the following week we went right into the training for DSUVIA. And following that we went right into the complementary training for XERAVA, so that took about four weeks' worth of time with our team. Where they had breaks, they were making their virtual customer calls.

So really, field penetration has just begun last week for both respective teams, co-promoting each other's products, and the response thus far has been excitement from both respective teams about the profiles of the products, again, receptivity from the customers, and it's highly geography-dependent on access right now. Whether you're in Texas or Georgia, you might have more access, parts of Florida. In parts of the Northeast you might have less access. So it's variable related to that on the face to face, but the engagement's high, the training was done at a very high level, and the energy has been strong from the combined team.

Thomas Yip: Good to hear. Thank you for taking our questions, looking forward to seeing more progress this year.

Vincent J. Angotti: Thank you, Thomas.

Operator: This concludes our question-and-answer session. I would like to turn the conference back over to Vince Angotti for any closing remarks.

Vincent J. Angotti: Thank you for joining us today and for your continued support of AcelRx. That was very important news for us on the Milestone C over the course of this past month, really not only creating a base or a foundation for our company moving forward with the initial ordering by the army, but pursuant to that, believe that that will open up to other branches of the military and only expand our base of business moving forward. We believe that provides further validation, even in the nonmilitary, for our civilian accounts as well, based off of our government's backing of the product and use of it for our key people, that being our military personnel.

So thank you for joining us today and your continued support of AcelRx. We look forward to sharing more developments with you in the future and we hope you all remain safe. Thanks.

Operator: The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

Additional Information and Where to Find It
In connection with the proposed transaction between AcelRx Pharmaceuticals, Inc. (AcelRx) and Tetraphase Pharmaceuticals, Inc. (Tetraphase), AcelRx filed with the SEC a registration statement on Form S-4 (No. 333-237584) (the Registration Statement) containing a document constituting a prospectus of AcelRx and a proxy statement of Tetraphase. The Registration Statement was declared effective by the SEC on April 24, 2020, and Tetraphase mailed the definitive proxy statement/prospectus to stockholders of Tetraphase on or about April 28, 2020. AcelRx and Tetraphase also plan to file other relevant documents with the SEC regarding the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive proxy statement/prospectus and other relevant documents filed or that will be filed by AcelRx or Tetraphase with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by AcelRx will be available free of charge within the Investors section of AcelRx's website at http://ir.acelrx.com. Copies of the documents filed with the SEC by Tetraphase will be available free of charge within the Investors section of Tetraphase's website at https://ir.tphase.com/investor-relations.

Participants in the Solicitation
Each of AcelRx and Tetraphase and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tetraphase stockholders in connection with the proposed transaction. Information about AcelRx's directors and executive officers is included in the definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020. Information about Tetraphase's directors and executive officers is included in Tetraphase's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC on April 24, 2020. When available, investors may obtain free copies of these documents from AcelRx or Tetraphase as indicated above.

No Offer or Solicitation
This communication is being made in respect of the proposed transaction involving AcelRx and Tetraphase. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.